UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Under the Securities Exchange Act of 1934

Response Biomedical Corp.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

76123L204

(CUSIP Number)

 Hangzhou Joinstar Medical Instrument & Reagent Co. Ltd.

Floor 1, Building 3

#519 Xingguo RD

Qianjiang Economic Development Zone

Hangzhou, Zhejiang, China

With a Copy to:

Hangzhou Lizhu Medical Instrument & Reagent Co., Ltd.

2F Building 6

Hangzhou Zhijiang Hotel

#188-200 Moganshan RD

Gongshu District

Hangzhou, Zhejiang, China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	756764106
1.	NAMES OF REPORTING PERSONS Hangzhou Joinstar Medical Instrument & Reagent Co. Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC (See Item 3)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hangzhou, Zhejiang, China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 900,000
	8.	SHARED VOTING POWER 1,800,000
	9.	SOLE DISPOSITIVE POWER 900,000
	10.	SHARED DISPOSITIVE POWER 1,800,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.22%

14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No.	76123L204
1.	NAMES OF REPORTING PERSONS Hangzhou Lizhu Medical Instrument & Reagent Co., Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☒ (b)☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) WC (See Item 3)

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hangzhou, Zhejiang, China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 900,000
	8.	SHARED VOTING POWER 1,800,000
	9.	SOLE DISPOSITIVE POWER 900,000
	10.	SHARED DISPOSITIVE POWER 1,800,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 900,000

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.22%

14.	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common shares, without par value (the “Common Stock”), of Response Biomedical Corp., a corporation continued under the laws of the Province of British Columbia (the “Issuer”), having its principal executive offices located at 1781 – 75th Avenue W., Vancouver, BC, V6P 6P2 Canada.

As of December 12, 2014, the Reporting Persons (defined below) beneficially owned an aggregate of 1,800,000 shares of Common Stock (such shares of Common Stock, the “Subject Shares”), representing approximately 19.44% of the outstanding shares of Common Stock of the Issuer.

Item 2. Identity and Background

(a) This Schedule 13D is filed by Hangzhou Joinstar Medical Instrument & Reagent Co. Ltd (“JMIR”) and Hangzhou Lizhu Medical Instrument & Reagent Co., Ltd (“HZLZ”) (each, a “Reporting Person” and collectively, the “Reporting Persons.”).

(b) — (c) JMIR, a corporation organized under the laws of the Republic of China. JMIR has its principal offices at Floor 1, Building 3, #519 Xingguo RD, Qianjiang Economic Development Zone, Hangzhou, Zhejiang, China.

     The directors and executive officers of JMIR are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

(i)  name;

(ii) business address (or residence where indicated);

(iii) present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv) citizenship.

(d) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

(e) During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) HZLZ is incorporated under the laws of the Republic of China. HZLZ has its principal offices at 2F Building 6, Hangzhou Zhijiang Hotel, #188-200 Moganshan RD, Gongshu District, Hangzhou, Zhejiang, China. HZLZ owns 70.06% of Hangzhou Joinstar Biomedical Technology Co. Ltd, (“Joinstar”). Joinstar entered into a transaction with Response as more fully described in Item 6 below.

The directors and executive officers of HZLZ are set forth on Schedule II attached hereto. Schedule II sets forth the following information with respect to each such person:

(i)  name;

(ii) business address (or residence where indicated);

(iii) present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv) citizenship.

(g) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

(h) During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws

Item 3. Source and Amount of Funds or Other Consideration

On December 12, 2014, Hangzhou Joinstar Medical Instrument & Reagent Co. Ltd. (“JMIR”) purchased 900,000 shares of Common Stock at a purchase price of US$943,674 (CAD$1,089,000) per share from Response Biomedical Corp. (“Response”) representing approximately 9.22% of the outstanding shares of Common Stock (the “Transaction”). The working capital of JMIR was the source of the funds for the purchase of the securities in the Transaction.

On December 12, 2014, Hangzhou Lizhu Medical Instrument & Reagent Co., Ltd. (“HZLZ”) purchased 900,000 shares of Common Stock at a purchase price of US$943,674 (CAD$1,089,000) per share from Response Biomedical Corp. (“Response”) representing approximately 9.22% of the outstanding shares of Common Stock. The working capital of HZLZ was the source of the funds for the purchase of the securities in the Transaction.

Item 4. Purpose of Transaction

All of the Subject Shares (as defined below) were acquired for investment purposes. The Reporting Persons may make additional purchases of securities of the Issuer, either in the open market or in private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the securities, other opportunities available to them, general economic conditions, money and stock market conditions, and other future developments. Depending on these same factors, the Reporting Persons may decide to sell all or part of their investment in the Issuer.

Except as set forth in this Schedule 13D, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) — (b) JMIR is the record owner of 900,000 shares of Common Stock. HZLZ is the record owner of 900,000 shares of Common Stock. The Reporting Persons thus may be deemed to be the beneficial owner of 1,800,000 shares of Common Stock (the “Subject Shares”), which would represent approximately 19.44% of the Issuer’s total issued and outstanding Common Stock. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock other than those shares which such person owns of record.

(c)	Except as disclosed in Item 3 and Item 5, the Reporting Persons have not effected any transactions in the Shares during the past sixty (60) days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Item 5, Response entered into a funded Technology Development Agreement with Hangzhou Joinstar Biomedical Technology Co. Ltd. (“Joinstar”), which owns all of the outstanding common stock of JMIR, to support the co-development by Response and Joinstar of components and multiple assays that will run on a high throughput rapid immunoassay analyzer developed by Joinstar (the “Agreement”).

Joinstar’s main business is research & development, manufacturing, distribution services and bioinformatics targeting the medical In Vitro Diagnostics (“IVD”) market, located in Hangzhou, Zhejiang Province, China and has developed a high throughput rapid immunoassay analyzer and various assays.

Under the terms of the Agreement and related agreements and term sheets, as discussed further below (collectively, the “Agreements”), Response will receive cash proceeds totaling approximately CA$8.82 million. The parties have also entered into a binding term sheet for a definitive supply agreement whereby Response will provide certain raw materials to Joinstar required by Joinstar to manufacture these multiple assays (the “Supply Agreement Term Sheet”).

Additionally, the Agreement provides that Joinstar will pay US$560,000 upon the signing of the agreement and will pay an additional US$3.24 million in development milestones over the planned fifteen month development period. In addition, under the terms of the Supply Agreement, Response will receive a guaranteed US$2.13 million in revenue based payments over the first five years of commercialization of the co-developed assays. Joinstar related entities also have agreed, in two separate binding term sheets, to subscribe for an aggregate of 1,800,000 shares of common stock of Response at a price of $1.21 per share for total gross proceeds of CA$2.18 million. Closing of the equity purchase is subject to approval by the Toronto Stock Exchange and certain Chinese government authorities.

The foregoing description of the Agreements and term sheets does not purport to be complete and is qualified in its entirety by reference to the complete text of such Agreements and term sheets, which were filed with Response’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on October 20, 2014.

Other than the agreements and the relationships mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit	Title
A	Joint Filing Agreement by and among Hangzhou Joinstar Medical Instrument & Reagent Co. Ltd and Hangzhou Lizhu Medical Instrument & Reagent Co., Ltd.

B

Technology Development Agreement, dated as of October 15, 2014, by and between the Company   and Hangzhou Joinstar Biomedical Technology Co., Ltd. (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-k filed with the Securities and Exchange Commission on October 20, 2014).

C

Binding Term Sheet - Supply, dated as of October 15, 2014, by and between the Company and Hangzhou Joinstar Biomedical Technology Co., Ltd. (incorporated by reference to Exhibit 10.2 of the Issuer’s Form 8-k filed with the Securities and Exchange Commission on October 20, 2014).

D

Binding Term Sheet – Equity Investment (JMIR), dated as of October 15, 2014, by and between the Company and Hangzhou Joinstar Medical Instrument & Reagent Co., Ltd. (incorporated by reference to Exhibit 10.3 of the Issuer’s Form 8-k filed with the Securities and Exchange Commission on October 20, 2014).

E

Binding Term Sheet – Equity Investment (HZLZ), dated as of October 15, 2014, by and between the Company and Hangzhou Lizhu Medical Instrument & Reagent Co., Ltd. (incorporated by reference to Exhibit 10.4 of the Issuer’s Form 8-k filed with the Securities and Exchange Commission on October 20, 2014).

F	Power of Attorney dated as of December 22, 2014

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2014	Hangzhou Joinstar Medical Instrument & Reagent Co. Ltd a Corporation Organized under the Laws of the People’s Republic of China
	By:	/s/ Mr. Xu Wenjie
Mr. Xu Wenjie
General Manager

Hangzhou Lizhu Medical Instrument & Reagent Co., Ltd. a Corporation Organized under the Laws of the People’s Republic of China
	By:	/s/ Mr. Zhou Xuyi
Mr. Zhou Xuyi
General Manager

SCHEDULE I

     The names and present principal occupations of each of the executive officers and directors of Hangzhou Joinstar Medical Instrument & Reagent Co. Ltd. are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of Floor 1, Building 3, #519 Xingguo RD, Qianjiang Economic Development Zone, Hangzhou, Zhejiang, China.

Name	Position with Reporting Person	Principal Occupation
Mr. Xu Wenjie	General Manager	Same
Citizenship: People’s Republic of China Citizen

SCHEDULE II

     The names and present principal occupations of each of the executive officers and directors of Hangzhou Lizhu Medical Instrument & Reagent Co., Ltd. are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 2F Building 6, Hangzhou Zhijiang Hotel, #188-200 Moganshan RD, Gongshu District, Hangzhou, Zhejiang, China.

Name	Position with Reporting Person	Principal Occupation
Mr. Zhou Xuyi	General Manager	Same
Citizenship: People’s Republic of China Citizen
Mr. Fu Liming	Vice General Manager	Same
Citizenship: People’s Republic of China Citizen

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13D, dated December 22, 2014 (the “Schedule 13D”), with respect to the common shares, without par value, of Response Biomedical Corp. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13D. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 22nd day of December, 2014.

Dated: December 22, 2014

/s/ Mr. Xu Wenjie
General Manager

/s/ Mr. Zhou Xuyi
General Manager

Exhibit F

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mr.  Xu Wenjie and Mr. Zhou Xuyi with full power to act singly, his true and lawful attorney-in-fact, with full power of substitution, to: (i) sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership or limited liability company, pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended, and any and all regulations promulgated thereunder, (ii) file the same (including any amendments thereto), with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and any stock exchange or similar authority and (iii) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this power of attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate.

Each of the undersigned hereby grant to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

This power of attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the attorney-in-fact.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 22nd day of December, 2014.

/s/ Mr. Xu Wenjie

/s/ Mr. Zhou Xuyi

/s/ Mr. Fu Liming